

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 1, 2017

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1695
        File Nos. 333-221345 and 811-03763

Dear Mr. Fess:

        On November 3, 2017, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1695 (the "Fund"), consisting of a unit investment trust, BofA Merrill
Lynch Tax Reform Beneficiaries Portfolio, Series 1 (the "trust"). We have reviewed the
registration statement, and have provided our comments below. For convenience, we generally
organized our comments using headings and defined terms from the registration statement.
Where a comment is made in one location, it is applicable to all similar disclosure appearing
elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   Since the first paragraph of this section states that the stocks in the portfolio were
selected using a list of stocks included in the BofA Merrill Lynch Tax Reform Report, and the
name of the trust references the Tax Reform Report, please disclose a policy to invest at least
80% of the value of the trust's assets in stocks included in the list of stocks provided in the Tax
Reform Report. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

2.   The second paragraph of this section states that the trust may include securities of non-U.S. companies. Please explain to us whether the trust may also include securities of issuers located in emerging market countries and, if so, provide corresponding disclosures in the discussions of the trust's principal investment strategies and principal risks.

Investment Summary — Security Selection

3.   The first sentence of this section states that the trust's initial universe is the S&P 500. Since the S&P 500 includes companies with market capitalizations as low as $2.3 billion, please disclose in the "Principal Investment Strategy" section that the trust may invest in small capitalization companies, and provide corresponding risk disclosure in the discussions of the trust's principal risks.

4.   This section provides eight bullet points that include some of the criteria used by the Tax Reform Report to select companies in the S&P 500 that could benefit from lower U.S. corporate income tax rates or a tax repatriation holiday. Please revise these bullet points to clearly state whether the criteria described "includes" or "excludes" these companies (*e.g.*, "***Include*** companies with over 90% of sales generated in the U.S.").

5.   Please clarify the fourth and fifth bullet points in this section by explaining what is meant by "[i]f available."

6.   The eighth bullet point in this section references companies with "high foreign sales and high total cash representing their market capitalization (if not disclosed)." Please clarify what is meant by this bullet point, and provide a definition for "high" in each instance.

7.   Please correct the typographical error in the second paragraph of this section, which states that the Tax Reform Report selects companies "***stating*** with companies included in the S&P 500." (Emphasis added.)

Investment Summary — Principal Risks

8.   Please provide a risk stating that the proposed corporate tax reform legislation that is the basis for the Tax Reform Report may not be enacted by Congress, either in part or in its entirety. Please also describe the risks that this failure may pose for the trust's investments in companies that were identified by the Tax Reform Report as likely beneficiaries of this legislation. Finally, please provide a risk stating that, even if the proposed corporate tax reform legislation is enacted, the stock selection criteria used in the Tax Reform Report may not produce the desired investment results.

GENERAL COMMENTS

9.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

10.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel